Via Facsimile and U.S. Mail
Mail Stop 4720

September 25, 2009

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

Re: Principal Financial Group, Inc.
         Definitive Proxy Statement
         Filed on April 8, 2009
         File Number: 001-16725

Dear Mr. Lillis:

        We have reviewed your August 21, 2009 response to our July 22, 2009 letter and have the following comments. In our comment, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filing.

<u>Definitive Proxy Statement filed on April 8, 2009</u>

<u>Compensation Discussion & Analysis, page 20</u>

<u>Individual Performance Factors, page 26</u>

1.   If you establish and communicate goals to your named executive officers related to incentive compensation, we view the existence of these goals to be a material part of the process you go through in determining executive compensation, even if the goals are not achieved or your Committee ultimately decides to ignore the goals and exercise its own discretion. Therefore, we believe that Item 402(b) of Regulation S-K requires the disclosure of any such corporate or individual goals, unless the number of goals is too numerous too be meaningful. If you have set goals for 2009 compensation for your named executive officers, and the number of such goals is not too numerous to be

meaningful, please provide us draft disclosure for your 2010 proxy statement which provides each corporate and individual goal established in connection with your named executive officers' annual incentive awards, including for each goal that is quantifiable the specific quantified goal. To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83. Please also confirm that your 2010 proxy statement will also disclose whether these goals were achieved and if these goals are quantifiable, the specific level of achievement.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director